n.a.
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09042390

SEC Mail Processing Section
SEP 1 _ 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-27158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PennMont Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 E. Lancaster Avenue
(No. and Street)

Paoli (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph D. Carapico 610-644-3936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – *if individual, state last, first, middle name*)

521 Plymouth Road, Suite 120 (Address) Plymouth Meeting (City) PA (State) 19462 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/24

OATH OR AFFIRMATION

I, Joseph D. Carapico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PennMont Securities, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

NOTARIAL SEAL
CARRIE E KEESEY
Notary Public
WILLISTOWN TWP, CHESTER COUNTY
My Commission Expires Dec 27, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNMONT SECURITIES

TABLE OF CONTENTS

elko & Associates Ltd

Edward W. Doran, CPA
Albert L. Elko, CPA
Joseph J. Glowacki (Retired)
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

General Partners
PennMont Securities
Paoli, Pennsylvania

We have audited the accompanying statement of financial condition of PennMont Securities as of December 31, 2008, and the related statement of operations and partner's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PennMont Securities as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements are presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

August 25, 2009

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

www.elkocpa.com

PENNMONT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 20,161,614
Marketable securities - trading	6,767,294
Receivables from clearing organizations	1,327,984
TOTAL ASSETS	$ 28,256,892
LIABILITIES	
Accounts payable	$ 1,185,026
Securities sold, not yet purchased - at market value	2,770,577
Total Liabilities	3,955,603
PARTNERS' CAPITAL	
PARTNERS' CAPITAL	24,301,289
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 28,256,892

The accompanying Notes are an integral part of these statements.

PENNMONT SECURITIES
STATEMENT OF OPERATIONS AND PARTNER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Interest income	$ 144,494
Dividend income	383,811
Total Revenues	528,305
OPERATING EXPENSES	
Realized/unrealized gains and losses, net	1,798,600
Exchange fees	25,726
Interest expense	175,939
Litigation costs	213,338
Office expense	41,157
Other operating expenses	27,414
Professional fees	50,365
Rent	13,200
Total Operating Expenses	2,345,739
LOSS FROM OPERATIONS	(1,817,434)
OTHER INCOME	
Gain on sale of exchange seat	306,516
Fee income	56,721
Total Other Income	363,237
NET LOSS	(1,454,197)
PARTNERS' CAPITAL - BEGINNING OF YEAR	13,798,604
CAPITAL CONTRIBUTIONS	13,145,559
WITHDRAWALS	(1,188,677)
PARTNERS' CAPITAL - END OF YEAR	$ 24,301,289

The accompanying Notes are an integral part of these statements.

PENNMONT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,454,197)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Gain on sale of exchange seat	(306,516)
Decrease in assets	
Receivables from clearing organizations	(882,512)
Receivables - other	29,488
Marketable securities - trading	2,736,143
Decrease in liabilities	
Accounts payable	193,338
Net Cash Provided by Operating Activities	315,744
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from the sale of exchange seat	312,516
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	13,145,559
Partner withdrawals	(1,188,677)
Net Cash Provided by Financing Activities	11,956,882
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,585,142
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	7,576,472
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,161,614

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE A - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations - Penn Mont Securities (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission. The Partnership does not maintain any customers and only effects transactions on its own behalf.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting -- The Partnership maintains its accounts on the accrual basis for both financial statement and tax return purposes.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments that have maturities of three months or less, that are not held for sale in the ordinary course of business and include checking and money market accounts held at financial institutions and management investment companies.

Marketable Securities - The Partnership's marketable securities are classified as trading securities because the securities are purchased and held principally for the purpose of selling them in the near term. Realized and unrealized gains and losses are reported in the current earnings of the Partnership.

Income Taxes - The Partnership's earnings are included in the partners' taxable income and taxed depending on their personal income tax situations. Accordingly, no provision is required for income taxes.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. The effective date of FIN 48 was for fiscal years beginning after December 15, 2006. The effective date was delayed in 2007 and was delayed again in 2008 for nonpublic companies. The new effective date for FIN 48 for nonpublic companies is for fiscal years beginning after December 15, 2008. The Partners have elected to defer the application of FIN 48, as permitted by FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," until 2009. The Partners do not anticipate that the provisions of FIN 48 will have any significant impact on its financial statements. However, additional disclosures may be required of situations, if any, where the Partnership's tax positions are considered uncertain.

Fair Value Measurements - In September, 2006 the Financial Accounting Standards Board (FASB) issued Statement 157, "Fair Value Measurements" (SFAS 157), which defines fair value and establishes a framework for measuring fair value within accounting principles generally accepted in the United States of America. SFAS 157 was initially effective, with respect to the Partnership, for the year ended December 31, 2008. However, the FASB subsequently permitted an entity to elect to defer the application of SFAS 157 to fair value measurements required to be made with respect to certain non-financial assets and non-financial liabilities. The Partnership has adopted for fiscal year 2008 the measurement provisions of SFAS 157 with respect to the marketable securities it owns. Marketable securities comprise the Partnership's only asset category that is not eligible for deferral of the provision of SFAS 157.

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE B - Marketable Securities and Fair Value Measurements

A summary of information for trading securities at the balance sheet date is as follows:

	Fair Value
Assets	
Common stock	$ 2,413,576
Stock options	68,397
Mutual funds	4,285,321
Total	$ 6,767,294
Liabilities	
Common stock	$ 2,191,148
Stock options	579,429
Total	$ 2,770,577

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.)

Fair value measurements at December 31, 2008 for the Partnership's trading securities were based on quoted market prices in active markets for identical assets (Level 1).

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE C - Derivative Financial Instruments

The Partnership holds derivative financial instruments to manage equity market risks. A hedge of the exposure to changes in the fair value of an asset or liability is referred to as a fair value hedge. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices. Derivatives used for economic hedging purposes include equity options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as realized/unrealized gains/losses on investments. The Partnership does not apply hedge accounting, as defined, as all financial instruments are recorded at fair value with changes in fair values reported in earnings.

NOTE D - Related Party Transactions

The Partnership leases office space from a partnership affiliated by common ownership. The Partnership is obligated under a noncancelable lease which expires in December 2011. Rent expense for the years ended December 31, 2008 was $13,2000

Minimum annual rental commitments under the noncancelable lease are as follows:

2009	$ 13,200
2010	18,000
2011	18,000
Total	$ 49,200

NOTE E - Supplemental Disclosure of Cash Flow Information

Cash was paid for interest	$ 175,939

NOTE F - Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2008, the Partnership's "Aggregate Indebtedness" was $1,185,026 and "Net Capital" was $22,589,442 and its ratio of aggregate indebtedness to net capital was .05 to 1. Net capital exceeded minimum capital requirements by $22,411,688 at December 31, 2008.

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE G - Contingencies

The Partnership is a defendant in a lawsuit brought by the Philadelphia Stock Exchange, Inc. claiming payment for legal fees incurred related to a different lawsuit brought by the Partnership against the Philadelphia Stock Exchange. Management believes it has meritorious defenses against this claim, however, it is at least reasonably possible that the outcome of the case could result in a loss of up to $1,145,300, which is provided for at December 31, 2008.

NOTE H - Concentration of Credit Risk

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

SCHEDULE I

PENNMONT SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total Partners' Capital	$ 24,301,289
Net capital before haircuts on securities positions	24,301,289
Haircut on securities	1,711,847
Net Capital	$ 22,589,442
AGGREGATE INDEBTEDNESS	
Items Included in Statements of Financial Condition	
Accounts payable	$ 1,185,026
Total Aggregate Indebtedness	$ 1,185,026
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required by Partnership	$ 100,000
Excess Net Capital at 1,500%	$ 22,411,688
Excess Net Capital at 1,000%	$ 22,470,939
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1
Net capital as reported in Partnership's Part II (Unaudited) Focus Report	$ 22,390,205
Reclassification of payments to partners	199,237
Net capital	$ 22,589,442

élko
& Associates Ltd

Edward W. Doran, CPA
Albert L. Elko, CPA
Joseph J. Glowacki (Retired)
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

General Partners
PennMont Securities
Paoli, Pennsylvania

In planning and performing our audit of the financial statements of Penn Mont Securities as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partners and management of the Partnership, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

August 25, 2009

PENNMONT SECURITIES

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

elko

& Associates Ltd